FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒      Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing that the Chilean Central Bank´s Council, in session N°1730-02-130117 held today, determined the subscription option selling price of the 1,279,502,316 (Banco de Chile-T series) cash shares issued by Banco de Chile in relation to the capital increase agreed during the Extraordinary Shareholders Meeting held on October 17, 2012, which correspond to Sociedad Administradora de la Obligación Subordinada SAOS S.A. (SAOS). SAOS pledged those shares as collateral to the Chilean Central Bank.

Santiago, January 17, 2013

Mr. Raphael Bergoeing Vela

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as essential information regarding this Banking Institution that the Council of the Central Bank of Chile, in session N°1730-02-130117 held today, agreed and determined, in accordance with article 30 letter b) of Law N°19,396, the selling price of the subscription options pertaining the 1,279,502,316 (Banco de Chile-T series) cash shares issued by Banco de Chile as agreed during the Extraordinary Shareholders Meeting held on October  17, 2012. Those shares are owned by Sociedad Administradora de la Obligación Subordinada SAOS S.A. and are pledged as collateral to the Chilean Central Bank.

The above referred subscription options shall be preferentially offered to shareholders of series A, B and D of Sociedad Matriz del Banco de Chile S.A. during the so called “Special Preferential Rights Offering Period” which will begin running on January 19, 2013, and shall be elapsed on February 17, 2013.

In accordance with the above referred resolution of the Council of the Central Bank of Chile, the price of each option shall be as follows:

“The price of the subscription option, hereinafter the “Option Price”, shall correspond to the higher value between $0.1 and the value resulting from the difference obtained after multiplying 0.9752 over the average stock trading price of Banco de Chile´s shares registered in local stock exchanges during the three business trading days preceding the date in which the corresponding option is acquired, hereinafter the “Weighted Average Share Price” (“Precio Promedio Ponderado de la Acción”), and $62.0920. For these purposes, the “Weighted Average Share Price” shall be determined, for each day, in accordance to the weighted average price of Banco de Chile´s shares traded during the three business trading days preceding the date in which the corresponding option is acquired, having in mind that the value corresponding to the Weighted Average Price, in relation to the beginning of the Special Preferential Rights Offering Period shall be of $71.4. This value considers the resulting prices from the Ordinary Preferential Rights Offering Period referred to in letter a) of article 30 of Law N°19.396, so that, initially, the Option Price shall correspond to $7.5 per each Banco de Chile´s share, and subsequently, the Option Price shall be determined pursuant to the Weighted Average Share Price, as explained before.

In any event, and for the purposes of selling the subscription options, the Option Price shall correspond to $7.5 for each Banco de Chile´s share, as long as the Weighted Average Share Price, determined as described before, does not exceed $76.9 nor be less than $71.3.

The Option Price that is determined in accordance with the aforementioned, shall be paid up front pursuant to the conditions set forth by Banco de Chile for purposes of the Bank’s capital increase and its calculation procedure shall also be governed by the term established in the final paragraph of letter b) of article 30 of the Law N° 19,396, in accordance to the conditions established by the same legal provision”.

In addition, the Central Bank of Chile resolved that Sociedad Administradora de la Obligación Subordinada SAOS S.A. shall preferentially offer the options to the mentioned shareholders at the price singularized before. The price shall be previously notified by Sociedad Administradora de la Obligación Subordinada SAOS S.A. to the Central Bank of Chile and also be informed to interested persons at the beginning of each day of the “Special Preferential Rights Offering Period”.

Sincerely,
Arturo Tagle Quiroz
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2013.

Banco de Chile

/s/ Arturo Tagle Q.
By: Arturo Tagle Q.
CEO